EXHIBIT 21.1

Subsidiaries of Solitario Resources Corp.

Solitario Resources Corp. [Colorado]

-	Zazu Metals Corp. [Canada] (100%)

-	Zazu Metals (AK) Corp [USA – Alaska] (100% owned by Zazu Metals Corp.)

-	Minera Chambara, S.A. [Peru] (85%)

-	Minera Solitario Peru, S.A. [Peru] (100%)

-	Minera Bongará, S.A. [Peru] (39%)

-	Minera Soloco, S.A. [Peru] (100%)